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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing March 7, 2003 through March 12, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

—	KPN and Zenitel sign letter of intent for takeover of KPN Business Radio Solutions B.V., dated March 7, 2003;
—	KPN Mobile receives request for shareholders loan from Hutchison 3G UK, dated March 7, 2003;
—	Mobile broadband connectivity
Basis for future growth in telecommunication, dated March 11, 2003.

Press Release

KPN and Zenitel sign letter of intent for takeover of KPN Business Radio Solutions B.V.	Date March 7, 2003 Number 012pe

        Amsterdam/Brussels/Oslo, 7 March, 2003—KPN and Zenitel today announced that they have signed a Letter of Intent that provides for Zenitel to acquire all 100% of the shares in KPN Business Radio Solutions B.V. (BRS). The two parties aim to effectuate the transfer in the first quarter of 2003 retroactively to 1 January, 2003. The transaction is subject to a due diligence study and the approval of the boards of management of the companies concerned.

        BRS offers services in the Netherlands for private and public mobile radio networks. The company specialises in building and operating mobile infrastructures used for business-critical processes. The customers of BRS include companies in the transport and manufacturing industries and organisations in the public sector. BRS is a reseller of the Traxys network services of KPN Mobile The Netherlands B.V. The annual sales of BRS total approximately EUR 30 million. The company's workforce of approximately 180 employees will retain comparable conditions of employment on transfer to Zenitel.

About Royal KPN N.V.

        KPN offers residential and business customers high-quality telecommunications services. The core activities of KPN are providing telephone and data/IP services via the fixed network in the Netherlands, data/IP services in Western Europe via KPN Eurorings and mobile communication services in the Netherlands, Germany and Belgium. KPN is market leader in the main segments of the telecommunications market in the Netherlands. KPN is the third mobile operator in Germany (via E-Plus) and Belgium (via BASE).

        At year-end 2002, KPN's 38,118 employees were serving 7.9 million customers with fixed telephone lines, 13.4 million mobile customers and 1.4 million Internet customers.

About Zenitel

        Zenitel is a leading European system integrator and service provider for professional users of cable and wireless technology. The company offers complete solutions that include data, voice, multimedia and Internet services and guarantees optimum results. Zenitel has a structure built around two business units: Wireless Solutions and Communication & Security Systems. Worldwide the company employs approximately 850 people (www.zenitel.biz).

Press Release

KPN Mobile receives request for shareholders loan from Hutchison 3G UK	Date 7 March 2003 Number 013pe

        KPN Mobile, in its position as 15% shareholder of Hutchison 3G UK, today has received a request for GBP 150 million of shareholder funding from Hutchison 3G UK Holdings Ltd in the form of a shareholders loan. The request relates to KPN Mobile's commitment to provide additional funding, in certain specified circumstances to a maximum of GPB 150 million, as previously disclosed in annual reports and other relevant filings.

        We are carefully studying the request and are taking advice on whether this is a valid funding call. KPN Mobile will announce its response to the notice by the middle of April.

Press Release

Mobile broadband connectivity Basis for future growth in telecommunication	Date March 11, 2003 Number 015pe

        KPN Mobile CEO Guy Demuynck expects broadband connectivity to be the basis for future growth in the mobile telecommunications sector. At KPN's CeBIT 2003 press conference in Hannover Demunyck sketched his vision of mobile broadband, looking forward to the more compelling services that faster broadband-transmission via UMTS will enable such as mobile video telephony and video streaming.

        Wireless LAN "hot spots" offering very high bandwidth over limited areas will complement wide UMTS coverage. Demuynck wants customers to be provided with seamless access to all these networks and services through a single identifier: the mobile phone number. UMTS network roll out will take place in 2003 and 2004 in Germany, with the Netherlands scheduled for 2004 and Belgium to follow. Service pilots will be held in the Netherlands in the second half of 2003.

Other KPN Mobile highlights at CeBIT:

  •
  New i-mode™ handsets and new suppliers. Latest NEC i-mode handset n31i will boast inbuilt camera, MMS, Java, advanced security features and 65,000 colours on the main screen.

  •
  Mitsubishi makes debut on European i-mode market with m21i.

  •
  First European suppliers Nokia and Siemens will deliver i-mode browser compatible* handsets.

  •
  i-mode will also be made available for prepaid customers.

  •
  i-mode will include MMS multimedia messaging.

  •
  Inclusion of Java offers customers rich, dynamic content for games and other applications.

*
This browser supports i-mode. Some i-mode features may not be supported.

i-mode and the i-mode logo are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 14, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES